UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
March 3, 2003

Commission File Number 1-31300



EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0517977**
(*State or other jurisdiction*	*(I.R.S. Employer*
of incorporation or organization)	*Identification No.)*

1600 Smith Street, Dept. HQSCE	
Houston, Texas	**77002**
(Address of principal executive offices)	*(Zip Code)*

713-324-2639
(Registrant's telephone number, including area code)

Item 7.   <u>Financial Statements and Exhibits</u>.

     (c)   Exhibits

          99.1   Press Release announcing compound annual growth rate in available seat miles of approximately 15.5 percent for the period of 2002 through 2007, based on firm aircraft deliveries.

          99.2   Presentation Data

Item 9.   <u>Regulation FD Disclosure.</u>

     a)   On March 3, 2003, the company announced compound annual growth rate in available seat miles of approximately 15.5 percent for the period of 2002 through 2007, based on firm aircraft deliveries.

     b)   The Company is furnishing herewith certain data being presented by certain of its executive officers on March 4, 2003 at the Raymond James and Associates 24th Annual Institutional Investors Conference.

          Beginning Tuesday, March 4, 2003, an audio webcast of the remarks and accompanying graphic presentation will be made available under the Investor Relations website at http://www.expressjet.com.

Portions of the above contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements reflect our expectations about future events and are subject to uncertainties, many of which are outside our control. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible Federal Aviation Administration requirements; our high leverage; certain tax matters; competition and industry conditions; and the seasonal nature of the airline business. Additional information concerning these risk factors are described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2002. In light of these uncertainties, the events described in the forward-looking statements of this news release might not occur or might occur to a materially different extent than described above. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: March 3, 2003

/s/ John F. Wombwell

John F. Wombwell
Vice President, General Counsel and Secretary

EXHIBIT INDEX

99.1   Press Release

99.2   Presentation Data